    WORLD MONITOR TRUST--
    SERIES A

    MONTHLY REPORT/
    SEPTEMBER 25, 1998

         WORLD MONITOR TRUST--SERIES A
--------------------------------------------------------------------------------
Dear Interest Holder:
Enclosed is the report for the period from August 29, 1998 to September 25, 1998 for World Monitor Trust--Series A (the 'Trust'). The net asset value of an interest as of September 25, 1998 was $102.65, an increase of 1.23% from the August 28, 1998 value of $101.40. The year-to-date return for the Trust, which commenced trading June 10, 1998, was an increase of 2.65% as of September 25, 1998. Additionally, the return for the period from June 27, 1998 through September 25, 1998 (the 'Third Quarter') was an increase of 3.79%.

Third Quarter trading resulted in gains for the Trust. Profitable sectors included the financial, energy, grain, currency and index sectors. Slightly offsetting gains were losses in the metal sector.

Characterizing the quarter were rising fears about global financial stability and the effect a financial meltdown will have on real economic growth. The Russian default on its sovereign debt and fear of similar risks in Latin America raised anxiety throughout global financial markets. The resultant 'flight-to-quality' and abrupt widening of credit spreads between highly rated government bonds and high-yield bonds exacerbated the situation, causing considerable losses to banks, yield arbitrage and certain money managers and reduced liquidity in many markets.

The Trust, however, was well positioned for these developments and profits came primarily from long positions in European and Japanese bonds and short positions in the Canadian dollar. Volatility in the markets increased considerably and the Trust closed many of its positions with significant profits, ending the quarter with limited exposure.

The Trust incurred some losses, particularly in the metal sector. Positions in base metals lost as aluminum and copper prices failed to find significant direction. Precious metal exposure also led to losses as both gold and silver prices reacted to fluctuating fears regarding the world's stock markets.

The estimated net asset value per interest as of October 26, 1998 was $99.41. Past performance is not necessarily indicative of future results.

Should you have any questions, please contact your Prudential Securities Financial Advisor. For account status inquiries, contact Prudential Securities Client Services at 1-800-535-2077.

          Sincerely yours,
          /s/ Thomas M. Lane, Jr.
          -----------------------
          Thomas M. Lane, Jr.
          President and Director
          PRUDENTIAL SECURITIES
          FUTURES MANAGEMENT INC.

Please note that the value which appears on your Prudential Securities statement is an estimated value at calendar month-end. The actual value as of the last Friday of the month is contained in this report.

STATEMENT OF OPERATIONS
-------------------------------------------------------
For the period from August 29, 1998 to
 September 25, 1998
Revenues:
Realized gain on commodity
  transactions.............................   $ 515,501
Change in unrealized commodity
  positions................................    (367,308)
Interest income............................      41,328
                                              ---------
                                                189,521
                                              ---------
Expenses:
Commissions................................      51,482
Management fee.............................      13,279
Incentive fee..............................      19,715
                                              ---------
                                                 84,476
                                              ---------
Net gain...................................   $ 105,045
                                              ---------
                                              ---------

STATEMENT OF CHANGES IN NET ASSET VALUE
--------------------------------------------------------
For the period from August 29, 1998 to September 25, 1998
                                                   Per
                                      Total      Interest
                                    ----------   -------
Net asset value at beginning of
  month (83,927.549 interests)....  $8,510,417   $101.40
Additional contributions..........     232,600
Net gain..........................     105,045
Redemptions.......................     (55,555)
                                    ----------
Net asset value at end of
  month (85,655.909 interests)....  $8,792,507    102.65
                                    ----------   -------
                                    ----------
Change in net asset
  value per interest..........................   $  1.25
                                                 -------
                                                 -------
Percentage change.............................      1.23%
                                                 -------
                                                 -------

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I hereby affirm that, to the best of my knowledge and belief, the information contained herein relating to World Monitor Trust--Series A is accurate and complete.
                         PRUDENTIAL SECURITIES FUTURES
                                MANAGEMENT INC.

                                 /s/ Barbara J. Brooks
                                 -----------------------
                             by: Barbara J. Brooks
                                   Treasurer